[redacted]

06016935

RECEIVED

2006 SEP 19 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP

SUPPL

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

Fosters Brewing Group

"2006 Annual Report"

Released: 14 September 2006

Pages: 2
(including this page)

NOTE: The Annual Report sent to the Australian Stock Exchange is 131 pages. This file can be downloaded from the Foster's Website at www.fostersgroup.com A hard copy of the Annual Report will be sent to your office.

PROCESSED

SEP 19 2006

THOMSON FINANCIAL

FILE NO: 082-01711

dlw 9/19

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

14 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: 2006 Annual Report

In accordance with Listing Rule 4.7, attached is a copy of the 2006 Annual Report to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"2006 Business Review"

Released: 14 September 2006

Pages: 30
(including this page)

NOTE: The Business Review can be downloaded from the Foster's Website at www.fostersgroup.com
A hard copy of the Business Review will be sent to your office.

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

14 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: 2006 Business Review

In accordance with Listing Rule 3.17, attached is a copy of the 2006 Business Review to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

SO... WHAT'LL IT BE?

Foster's Group Limited Business Review 2006

FOSTER'S GROUP

WHATEVER THE OCCASION, WE'RE CREATING THE WORLD'S BEST DRINKS. SO... WHAT'LL IT BE?

YOUR
OICE!

Contents

Visit us: www.fostersgroup.com


ONE OF THE FAMILY?
CARLTON
CARLTON DRAUGHT
DRY

WITH THE NEW CARLTON MASTERBRAND, FOSTER'S IS STRENGTHENING THE FAMILY RESEMBLANCE ACROSS A RICH AUSTRALIAN BREWING TRADITION.

SOMETHING SPARKLING?

When Yellowglen launched Yellow, a new category was created overnight. The 'seriously bubbly' campaign and launch of Pink delivered Foster's an outright lead in the Sparkling category in Australia. From 2006 Foster's is aiming to repeat that success offshore with Pink and Yellow launching in the United States and Europe.



Pink
YELLOWGLEN
Yellow

YELLOWGLEN, AUSTRALIA'S NUMBER ONE SPARKLING WINE, IS TAKING ITS UNIQUE YELLOW AND PINK WINES TO THE WORLD.


When Rosemount launched its easy-drinking, fruit-driven wines under its now world-famous diamond label, it defined the New World wine style. Rosemount is ready to win a whole new generation of wine drinkers with its outstanding wine quality complemented by a striking new bottle and a simplified range. Rosemount – a diamond worth discovering.
ROSEMOUNT

WITH NEW BRANDING, BLEND AND TIER STRUCTURE, AN EXCELLENT VINTAGE AND EVOLUTIONARY NEW BOTTLE, FOSTER'S IS REINVIGORATING ROSEMOUNT AND ITS FAMOUS DIAMOND LABEL.


A NEW COUNTRY?

Foster's has established a sector 'first' with new wines from LINDEMANS. The new ranges will include wines from South Africa and Chile sold into our key European and North American markets. The wines made and sourced in-country (together with local winemakers) will capture local wine characteristics with LINDEMANS' quality standards.


LINDEMANS

FOSTER'S UNIQUE APPROACH TO GLOBAL WINE SOURCING ALLOWS DRINKERS TO DISCOVER WINES FROM SOUTH AFRICA OR CHILE BEARING A TRUSTED NAME – LINDEMANS.

OUR COMPANY IN REVIEW

FROM THE CHAIRMAN



We delivered double-digit earnings growth against a 'headwind' of an Australian wine surplus and tough international wine markets. We built our competitiveness through reductions in our cost base, while successfully integrating the Southcorp, Beringer Blass and Carlton & United Beverages businesses. We have become the dedicated drinks business we set out to be.

Frank Swan, Chairman

The year in review

It has been a year of great change and consolidation at Foster's.

Bringing together three major businesses – Carlton & United Beverages, Beringer Blass Wine Estates and the former Southcorp Limited – has been a huge undertaking. The Foster's management team managed this process successfully and fundamentally changed the structure of the Company.

A truly multi-beverage Australian business with a combined salesforce is now a reality and our wine sales teams in Europe, the Americas and Asia are working as one team behind Foster's world-beating premium wine portfolio.

The management team also achieved a great result in maximising value from the Foster's beer brand. Our exit from Asian brewing with the sales of our brewing businesses in China, India and Vietnam, and the sale of the Foster's brand in Europe and India has unlocked more than $1 billion, with minimal loss of earnings. Importantly, we maintain the rights to the Foster's brand in high growth markets in Asia and the Americas.

We continue to strengthen our governance culture and we have taken significant steps forward in our community and sustainability practices. The launch of Foster's in the Community (FITC) grants and the production of our first annual Sustainability Report continue steady improvement in the effectiveness of our corporate social responsibility programs.

Finally, Trevor O'Hoy, Foster's Chief Executive Officer, has put in place a management structure designed to take the business forward, with regional sales structures supported by a flexible and low-cost global supply function, global marketing and support services.

Delivering results

A sharp focus on cost management, operational improvements, synergies from the integration of Southcorp and continued momentum in our Australian multi-beverage business drove another year of strong earnings growth.

With our financial accounts restated for the adoption of Australian equivalents to International Financial Reporting Standards (AIFRS), our normalised earnings per share (EPS) grew 14.8 per cent, with normalised operating cash flows prior to interest and tax up 43 per cent to $1,325 million.

We outperformed our synergy estimates in 2006 with $61 million total synergies booked in the year. We increased our estimates of projected synergies to $130 million in 2007 and $165 million in fiscal 2008.

We have reduced debt faster than anticipated with net debt expected to be below $3 billion by June 2008. Normalised net profit after tax was up 15.4 per cent to $623.1 million.

Continuing strong operating cash flows, together with the proceeds from asset sales, have created an opportunity to return $200 million to shareholders through an on-market share buy-back commencing mid September, 2006.

And as a result of this continued strong financial performance, Directors declared a final dividend of 11.75 cents per share.

Business performance

There were many highlights across our businesses, and some areas where, despite our best efforts, we can improve.

The Australian multi-beverage business, reported as Carlton & United Beverages for the final time this year, reported another strong year of growth. Our beer, spirits, cider and non-alcohol brands are performing strongly.

Our wine earnings were impacted by an industry-wide wine surplus in our major producing region, strong price competition in the important UK and Australian markets and a slowdown in new product development as a result of consolidation activities.

The Foster's brand continued its extraordinary global growth with volumes up 9.5 per cent. A review of our Wine Clubs & Services businesses led to a number of divestments in the period, with earnings down 10.7 per cent overall. We have announced our intention to dispose of the remaining Clubs & Services businesses, consistent with our focus on premium drinks.

Outlook

As a business, we have never been in a better position to thrive.

We are positioned to continue our strong earnings growth through a combination of the right business model, a recommitment to product innovation and brand support. Our focus on premium branded beverages is confirmed and we are leveraging a unique global supply function to make and market the best drinks internationally.

A continuing pipeline of efficiency projects and the ongoing realisation of Southcorp synergies provide a base of cost savings to drive earnings growth.

It is an exciting time ahead for Foster's as we pursue our vision of becoming a great drinks company.

Be different

One year on from the completion of the Southcorp acquisition, Foster's is a fundamentally different Company – a great drinks company.

Our reconfigured Australian business continues to gain momentum with a new customer-focused, service-oriented team in place, and is intent on building revenue and margin opportunities for customers and for Foster's.

We have completed a first stage assessment of our global wine brand portfolio to determine the right mix of global and regional wine brands to underpin our future growth. Our unique global wine supply chain is becoming more flexible, responsive and low cost. We are striving to provide consumers with the highest quality wine from some of the world's finest and safest facilities.

We've also continued to sharpen our focus on premium drinks, disposing of non-core assets from breweries in Asia to wineries in Australia's Hunter Valley and the Coonawarra. Through this process, we've realised significant value for minimal loss of earnings.

With the funds from these disposals and continuing strong cash flows from our core businesses, we will reduce debt by over $1 billion and we have announced an on-market share buy-back of up to $200 million.

Finally, we've introduced a new customer-focused regional organisation structure, effective from 1 August 2006.

Great brands, great drinks

Making great drinks is not enough. Product innovation and brand investment is essential in an increasingly competitive marketplace with a more diverse and demanding consumer.

At Foster's we have committed to re-invest 8–10 per cent of sales revenue into maintaining and growing our brands. Whether it's reinvigorating great heritage brands such as Rosemount, Wolf Blass or Carlton Draught or launching innovative products such as Pure Blonde, LINDEMANS Country-of-Origin or Cougar Zero, it's money well spent.

We've also placed our focus firmly on extending the equity we have created in great names such as Crown, Carlton, Wolf Blass, Beringer, LINDEMANS, Cougar and Rosemount through the promotion of our masterbrands.

The combination of a great branded drinks portfolio and world-beating innovation capability is a formula for success, as we consolidate our position in our core market and extend our reach into new products, regions and consumer segments.

Strategy focus

During this period of integration and transformation, we have once again achieved double-digit growth in normalised earnings per share. This is a testament to the health of our core businesses and brands and the benefits of our balanced business model.

The achievements of 2006 were all the more significant as the Australian wine market has never been tougher, with a severe surplus hitting grape growers and winemakers alike. Overcoming the cyclical impacts of the wine industry oversupply is a long-term challenge for us and we've made substantial progress. Foster's entered the 2006 vintage in our two major producing regions, Australia and California, with supply commitments short of requirements.

We are meeting the challenges of managing our broad Australian product portfolio by evolving our Australian multi-beverage salesforce and 'streaming' brands across sales channels and venues.

Our ability to drive efficiencies in production and logistics is essential to ongoing competitiveness. A combination of Southcorp-related synergies and winery, packaging and logistics consolidation, is delivering a flexible and low-cost global supply chain.

We are also leveraging the benefits of global customer and customer insights. These, coupled with supply chain capability, have enabled us to launch the LINDEMANS Country-of-Origin range, a revitalised Rosemount and Wolf Blass in recyclable plastic (PET).

A great business

Finally, we've restructured our business around key geographical regions, supported by global capability in areas such as supply, marketing and human resources.

This structure allows us to share the best in customer insights and supply innovations internationally, while allowing our regional Directors to focus on their customers, distributors and respond quickly and flexibly to market threats and opportunities.

We are leveraging these global capabilities to do what no one else has done before. We have also set in place a pipeline of innovation and new product development initiatives that, together with our continuing rigorous cost management disciplines, will continue to deliver solid earnings growth into FY07 and FY08.

A GREAT DRINKS BUSINESS

FROM THE CHIEF EXECUTIVE OFFICER

Being different is not always easy, but it is our competitive advantage. We have built a unique multi-beverage sales and distribution model in Australia and we've created the world's best multi-region premium wine business. With a growing portfolio of international alcohol brands, we are building on a magnificent heritage and forging a bright future.



Trevor O'Hoy

Trevor O'Hoy, Chief Executive Officer

FINANCIAL HIGHLIGHTS

FULLY FRANKED DIVIDEND

NET SALES REVENUE (m)

OPERATING CASH FLOW

OCFPIT/ EBITDAS*

EBIT MARGIN*

NORMALISED EPS*

UP 14.8%

* Continuing business prior to material items

Net profit after tax ($m)



1200
960
720
480
240
0
AGAAP
AIFRS
02
03
04
05
06
Net profit after tax increased 26.8% to $1,168.2 million.

Net profit
UP 26.8%

Normalised net profit after tax ($m)*



700
560
420
280
140
0
AGAAP
AIFRS
02
03
04
05
06
Normalised net profit after tax increased 15.4% to $623.1 million.

Normalised net profit
UP 15.4%

Results Summary – Foster's Group Limited results for the year ended 30 June 2006

	FY06 $m	FY05 [2] $m	% change
Group statutory reporting basis			
Net sales revenue (NSR)	4,946.4	3,972.3	24.5
EBIT	1,119.3	825.6	35.6
Net material items (after tax)	556.5	(50.9)	
Net profit after tax	1,166.2	919.9	26.8
Operating cash flow pre interest and tax (OCFPIT)	1,277.4	817.7	56.2
EBIT/NSR (%)	22.6	20.8	1.8 pts
Earnings per share (cents)	58.0	46.0	26.1
Dividend (cents per share)	21.5	20.0	7.5
Continuing Business Pre Material Items[1]			
Net sales revenue (NSR)	4,946.4	3,972.3	24.5
EBIT	1,119.3	825.6	35.6
Net profit after tax[1]	623.1	540.0	15.4
Operating cash flow pre interest and tax (OCFPIT)	1,324.6	924.9	43.2
EBIT/NSR (%)	22.6	20.8	1.8 pts
OCFPIT/EBITDAS %	102.7	93.2	9.5 pts
Earnings per share (cents)[1]	31.0	27.0	14.8

[1] Net profit after tax and earnings per share are continuing businesses pre material items, SGARA and amortisation.

[2] Southcorp was consolidated from mid May 2005.

Results for 2005 and 2006 financial years have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). The five-year historic comparisons presented below for 2002 to 2004 financial years are prepared according to Australian Generally Accepted Accounting Principles (AGAAP). The financial impact of the transition to AIFRS is detailed in the 2006 financial statements available from www.fostersgroup.com.

Earnings per share (cents)



60
48
36
24
12
0
AGAAP
AIFRS
02
03
04
05
06
Earnings per share increased 26.1% to 58.0 cents.

Earnings per share
UP 26.1%

Normalised earnings per share (cents)[1]



40
32
24
16
8
0
AGAAP
AIFRS
02
03
04
05
06
Normalised earnings per share (continuing business) increased 14.8% to 58.0 cents.

Normalised earnings per share
UP 14.8%

BUSINESS OVERVIEW

- A simple vision – to become a great drinks company.
- First choice for consumers, customers, investors and our people.
- A unique multi-beverage business based on strong brands and great service in Australia and the Pacific.
- Premium wine sales and distribution businesses in Europe, the Middle East, Africa, the Americas and Asia growing premium wine brands at home and in export markets.
- An integrated global supply function providing the best global quality, safety, procurement and product innovation.
- An international marketing function, collecting and sharing global consumer insights and driving value from Foster's international beer and wine brands.

CONSUMER LED, CUSTOMER DRIVEN

Australia, Asia and the Pacific

As the leading alcohol company in Australia and the Pacific, Foster's is the proud owner of the region's favourite brands and the most famous Australian beer: Foster's Lager. Foster's Australian favourites include the nation's number one beer, Victoria Bitter; Australia's leading premium beer, Crown Lager; and the region's finest wine brands, including Wolf Blass, Penfolds, Rosemount, Yellowglen and LINDEMANS. With an Australian brewing and winemaking heritage stretching from the mid 19th century, Foster's remains at the forefront of innovation with a new multi-beverage distribution model, a focused cross-category salesforce in Australia and an integrated logistics and administrative network. Foster's supplies over 30,000 customers, from wholesalers and importers to hotels, bottle shops and restaurants. Foster's operates three distilleries, two cideries, six breweries and sixteen wineries, employing around 6,200 people. Foster's sells over 125 million 9L equivalent cases across the region, with export brands growing swiftly in key markets such as Japan, China and India.

The Americas

Foster's in the Americas produces and/or markets an international portfolio of premium wines, including Beringer, LINDEMANS, Penfolds, Rosemount and Wolf Blass. Beringer, America's favourite premium wine, began in the Napa Valley in the 1870s and has grown to a 8.5 million 9L case brand. Other boutique and luxury brands that form part of Foster's Californian portfolio include Chateau St Jean, Chateau Souverain, Etude Wines, Greg Norman Estates, Stags' Leap and Meridian Vineyards. The Americas is also a major market for Foster's Lager with licensing and distribution agreements in Canada and the United States, and export agreements covering key markets in Central and South America. With annual beer sales of around 6 million 9L cases, and wine sales of over 18 million cases, Foster's Americas employs 1,400 people.

Europe, the Middle East and Africa

Foster's markets a range of the UK and Europe's favourite New World wines, with Ireland and the Nordic countries representing key growth markets for our wine brands. As a major market for Australian wine, and with strong growth from Californian and New Zealand brands, Foster's has the strongest premium import wine portfolio in the UK and Europe. Foster's employs 140 people, and operates wineries in Italy and France. Annual sales volumes are equivalent to 9 million 9L cases sold throughout the UK, Europe, the Middle East and Africa. While Foster's has sold the rights to the Foster's brand in Europe, the brand is owned and distributed by Foster's through partnership and licensing arrangements in the swiftly growing Middle East and African markets.

Our Production Facilities

Category	Volume (9L equivalent)	No. of brands	Production
Wine	40 million	60	22 wineries
Beer	120 million	35	8 breweries
Spirits/cider	4 million	6	3 distilleries, 2 cideries
Non-alcohol	1 million	4	2 sites

BRAND HIGHLIGHTS

ver 150 years
nd winemaking
er's is reinvesting
ds and innovating
favourites.



Best Victorian white

Coldstream Hills has become one of Australia's leading boutique wineries, its 2005 Reserve Chardonnay winning gold and trophy for the Best Victorian White at the 2006 Royal Melbourne Wine Show



Back in black

Scotch whisky is Australia's largest spirits category, with The Black Douglas holding nearly 12% of the market



Czech's best

First brewed in 1869 in Prague, Czechoslovakia, Staropramen is the latest addition to Foster's Australian leading premium and imported beer portfolio*



All Blass, no glass

Wolf Blass and the Liquor Control Board of Ontario combined to offer Bilyara Reserve in 750ml light, unbreakable, eco-friendly PET. The bottle is safer, lighter and generates 80% less waste than glass



The Secret is out

Launched in 2004, Secret Stone has become the No. 1 selling New Zealand Sauvignon Blanc over $19 in Australia


VICTORIA
VB
BITTER

Aussie legend

Victoria Bitter is Australia's favourite beer. It continues the legend with the launch of Victoria Bitter Original Ale and one of the most successful promotions in Foster's history – VB Boonanza

Fresher 4 longer

Along with a new 'Carlton Family' look and feel, Carlton Cold has an improved recipe to keep it fresher for longer



Big red

Wine & Spirits Magazine's 17th US Restaurant Poll found Penfolds to be the No. 1 Australian wine and No.1 Shiraz



A new opal

With new packaging and a refreshed identity for Black Opal, this wine sourced from Australia is winning over consumers in the US



* Imported, licensed and/or distributed by Foster's in Australia.

Dining out on Beringer

Beringer has achieved 11 consecutive years of growth in the United States and is America's favourite restaurant wine





One brand, many countries

Wines from South Africa and Chile mark a unique global approach as LINDEMANS extends into a 'country-of-origin' wine range

A Leg up

Western Australia's Fifth Leg is a standout performer with major white, red and Rose varietals showing more than 40% annual value growth



Top Kiwi

Matua Valley Estate Series Paretai Marlborough Sauvignon Blanc achieved the top score for a New Zealand Sauvignon Blanc for both the 2004 and 2005 vintages in the Wine Spectator's annual review




FOSTER'S
FOSTER'S



Light brigade

One in four light beers sold in Australia are Cascade Premium Light, a testament to the quality of this fine Tasmanian brew


SKYY

Refreshingly chilled

With refreshed brand positioning underway in Australia and the US, this distinctive and refreshing lager is growing three times faster than the global beer market

A diamond worth discovering

New branding, an evolutionary bottle and a simplified and revitalised range lead the re-launch of a global favourite



Platinum awards

Wolf Blass Platinum continued its award winning ways, taking home the prestigious Winestate Magazine award for the World's Greatest Shiraz of the Year 2005



SKYY's the limit

Foster's has turned Australia into the largest market outside the US for SKYY Vodka and is growing the brand at three times the Australian Vodka market*


COUGAR

Martialling the Cougar art

Cougar ready-to-drinks are growing at 17% per annum while the Bourbon received 93/100 in Jim Murray's Whisky Bible 2006 as 'one of the most characterful, purposeful bourbons you could imagine'



No.1 in the US

Beringer White Zinfandel continues its success as the number one United States bottled wine by volume and value



Reason to celebrate

As the official beer of the Melbourne 2006 Commonwealth Games, Crown Lager remains Australia's favourite premium beer, accounting for 25% of premium beers sold domestically



Bitter sweet

Angostura Lemon Lime and Bitters contains the 'original' bitters from Trinidad. With volume up 32% on last year, Angostura owns the bitters market*



Pinot star

Wine and Spirits Magazine's Annual Restaurant Poll showed Etude is the No.1 Pinot Noir on premise in the US



Pink or Yellow?

Yellowglen, Australia's No. 1 sparkling wine is taking its unique Yellow and Pink wines to the world, with its launch in Europe and North America



Pure popularity

Pure Blonde, a low carbohydrate, double hopped, full-strength beer, has grown to a 2 million annual case brand within 18 months of its launch





New wheat

Building on the success of Australia's original craft beer, Redback, a new wheat beer is set to introduce a whole new generation – Redback Cristal

Grange turns 50

The 2001 vintage marks the 50th commercial release of Australia's greatest wine, Penfolds Grange, and only the second to contain 100% Barossa Valley fruit

* Imported, licensed and/or distributed by Foster's in Australia.

BOARD OF DIRECTORS



Left to right:
Frank J Swan,
Trevor L O'Hoy,
M Lyndsay Cattermole,
David A Crawford,
Graeme W McGregor,
Max G Ould

Frank J Swan B.Sc., FAICD, FID (UK)

Chairperson, Foster's Board and Succession Committee and independent Director. Member of the Board since August 1996 and Chairperson since October 1999.

Mr Swan has extensive experience in the food and beverages industries. He was a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc. Mr Swan is a Director of the Commonwealth Bank of Australia and, until recently, National Foods Limited.

Trevor L O'Hoy B.Ec.

Executive Director and Chief Executive Officer. Member of the Board since April 2004.

Mr O'Hoy has over 30 years of experience with the Foster's Group. He was previously Managing Director of Carlton and United Beverages Limited and before that Chief Financial Officer of Foster's Group Limited. Mr O'Hoy is a Director of a number of subsidiaries of Foster's Group Limited.

M Lyndsey Cattermole AM B.Sc., FACS

Independent Director and Chairperson of the Risk and Compliance Committee. Member of the Board since October 1999.

Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also had a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited.

David A Crawford B.Com., LLB, FCA, FCPA

Independent Director. Member of the Board since August 2001.

Mr Crawford has extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited and Westpac Banking Corporation. Until recently Mr Crawford was Chairman of National Foods Limited.

Graeme W McGregor AO B.Ec., FCPA, FAICD

Independent Director and Chairperson of the Audit Committee. Member of the Board since April 1999.

Mr McGregor has extensive financial and business experience, having worked with large corporations and government. He is a member of the Financial Reporting Council and was previously a Director of Foster's from 1992–1996. Until recently Mr McGregor was a Director of WMC Resources Limited, Nufarm Limited and Santos Limited.

Max G Ould B.Ec.

Independent Director and Chairperson of the Human Resources Committee. Member of the Board since February 2004.

Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of The Australian Gas Light Company, Pacific Brands Limited and Goodman Fielder Limited.

REMUNERATION OVERVIEW

2006	Short-term benefits $
Non-executive Directors	
FJ Swan Chairman	285,486
ML Cattermole Non-executive Director	129,959
DA Crawford Non-executive Director	62,142
B Healey Non-executive Director (until 31 December 2005)	64,826
GW McGregor Non-executive Director	133,734
MG Ould Non-executive Director	105,890
Executive Director	
TL O'Hoy Chief Executive Officer	2,396,265
Sub-total of Directors	3,178,302
Other Key Management Personnel	
MM Hudson Chief Legal Officer & Company Secretary	815,403
B Lawrence Chief Human Resources Officer	872,919
J Odell Managing Director, Foster's Australia, Asia and Pacific	936,973
PF Scott Chief Financial Officer	1,217,579
RW Scully Chief Marketing Officer	848,877
Sub-total of Other Key Management Personnel	4,691,751
Former Key Management Personnel	
NJ Fielke Senior Marketing Director (KMP until 1 March 2006)	471,310
JJ Murphy **Managing Director, Foster's Australia (exit date 1 August 2006)**	648,723
Sub-total of Former Key Management Personnel	1,120,033
TOTAL – Directors and Key Management Personnel	**8,990,086**

Share-based payment $	Post Employment benefits $	Termination benefits $	Total $
18,000	46,264	–	**349,750**
6,000	4,991	–	**140,950**
–	77,233	–	**139,375**
–	5,784	–	**70,610**
6,000	12,216	–	**151,950**
21,000	6,564	–	**135,454**
682,965	190,486	–	**3,269,716**
733,965	345,538	–	**4,257,805**
48,795	95,000	–	**959,198**
220,191	45,940	–	**1,139,050**
370,672	57,502	–	**1,365,147**
370,947	79,844	–	**1,668,370**
461,570	85,729	–	**1,396,175**
1,472,175	364,014	–	**6,527,940**
164,619	25,801	–	**661,730**
292,433	85,432	–	**1,026,588**
457,052	111,233	–	**1,688,318**
2,663,192	**820,785**	–	**12,474,063**

REMUNERATION OVERVIEW

Foster's aims to attract and retain high-calibre executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: www.fostersgroup.com. Details of the short-term, share-based, post-employment and termination benefits for executives and Directors are summarised in the remuneration overview table on page 20 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees, superannuation and equity. They do not participate in the Company's incentive plans. Non-executive Directors elect how they wish to receive their total fees – a combination of cash, superannuation contributions and shares – subject to meeting statutory superannuation requirements. Non-executive Directors apply at least 20 per cent of their base Board fee to purchase shares in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external, independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Long Term Incentive Plan (LTIP).

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's global Short Term Incentive Plan (STIP), which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies, measured over a three-year performance period. For the year ended 30 June 2006, there were no shares issued under Long Term Incentive Plan offers.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Most full-time or part-time permanent employees with at least six months service with the Company are eligible to participate in the Foster's Employee Share Grant Plan. Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the Chief Executive Officer, Trevor O'Hoy, is outlined on page 20. Trevor's remuneration arrangements are reviewed annually.

GOVERNANCE OVERVIEW

Foster's is committed to the highest standards of corporate governance. A detailed Governance Report and copies of supporting policies and codes mentioned below are available from www.fostersgroup.com.

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise Company performance and shareholder value and ensures the Company recognises its legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of the Chief Financial Officer and Company Secretary.

Board composition and succession

The composition, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its committees and Directors every two years. This review was last conducted in 2005.

Code of Ethics and Code of Conduct

Foster's Code of Conduct establishes common values and guidelines for ethical behaviour. The code recognises the Group's responsibilities to its various stakeholders, its suppliers, customers and consumers, its employees, and the community in general.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in the Company's shares and regulates the times during the year when employees and Directors may trade. The policy applies to all employees and Directors.

Whistleblower Policy

The Compliance Reporting Guide (Whistleblower Policy) provides that all personnel are responsible for promptly raising any concerns about serious misconduct or unethical behaviour. It ensures that all reports will be thoroughly investigated and any person who makes a report will not be disadvantaged in their employment with the Group.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide an annual written statement to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition, and that the operational results are in accordance with the relevant accounting standards. Their statement is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board. It also states that risk management and internal compliance and control systems, to the extent they relate to financial reporting, are operating efficiently and effectively in all material respects. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. The Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

Foster's does not make financial donations to political parties, however, Foster's donates beverage products in the ordinary course of promoting Foster's brands.

Compliance with recommendations in the ASX best practice guidelines

Foster's has complied with all ASX guidelines during the reporting period.

SUSTAINABILITY OVERVIEW

Our Sustainability Action Plan has guided our efforts throughout the year, and ensured that our focus has been on setting appropriate standards and processes and working to ensure they are reflected in everything we do. And we are making solid progress. Foster's was included for the first time in the FTSE4Good index, and further elevated in the St James Ethics Centre Corporate Responsibility Index during the reporting period. Our flagship brewery at Yatala was awarded the inaugural Queensland Sustainable Industries Award for overall eco-efficiency, on the back of a major investment in the site that has resulted in massive water savings and reductions in energy use and greenhouse emissions.

Our first report

One key commitment we're delivering on is the promise to maximise transparency, in particular by publishing our first Sustainability Report. This is available now on our website. The report details the progress we've made, and also sets out our goals for the coming year as we continue this important journey.

Our business keeps changing, as does our operating environment and the expectations of those around us. To maintain our sustainability credentials and protect the business over the long term, we need your help. To receive periodic updates on our sustainability progress, and to give us your feedback, visit our dedicated website at **www.fostersgroup.com/sustainability**

WE SUPPORT THE GLOBAL COMPACT

INFORMATION AND CONTACTS

Annual General Meeting

The Annual General Meeting of the Foster's Group Limited will be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on 23 October 2006, at 10.30 a.m.

Internet

www.fostersgroup.com

2006 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ending 30 June 2006.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: www.fostersgroup.com or please contact: investorrelations@fostersgroup.com or the registered office via the address details provided below.

Foster's Group Limited ABN 49 007 620 886

Registered Office:

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Australia, Asia and the Pacific

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America
Tel: 0011 1 707 259 4500
Fax: 0015 1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House, 70 London Road
Twickenham, Middlesex TW1 3QS
United Kingdom
Tel: 0011 44 20 8843 4400
Fax: 0015 44 20 8843 4401

This Document

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The Foster's 2006 Business Review is Forest Stewardship Council (FSC) chain of custody certified. It is printed on Spicers 9lives™ 80 paper – a mixed source FSC certified paper. The paper contains 80 per cent post consumer recycled fibre and 20 per cent totally chlorine free pulp.

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International products

Carlton Cold
Cascade Premium Lager
Cascade Premium Light
Crown Lager
Fiji Bitter
Fiji Draught
Fiji Gold
Foster's Lager
Redback Original
Sheaf Stout
Vailima Draught
Vailima Extra Strong
Vailima Gold
Vailima Lager
Victoria Bitter

Annie's Lane
Baileys of Glenrowan
Benjamin
Beringer
Black Opal
Bohemian Highway
Campanile
Cellar No. 8
Chateau Souverain
Chateau St. Jean
Clocktower
Coldstream Hills
Dalla Conte
Devil's Lair
Director's Special
Early Harvest
Etude

Fonseca Port
Fortuce
Gabbiano
Galway Pipe
Greg Norman California
Greg Norman Estates
Half Mile Creek
Herrick
Ingoldby
Jamiesons Run
Killawarra
Knights Valley
La Belle Terrasse
Lanson
Leo Buring
LINDEMANS
Maglieri
Matthew Lang
Matua Valley
Meridian
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Queen Adelaide
Rosemount Estate
Rouge Homme
Saltram
Samuel Estate
Sbragia Family
Seaview
Secret Stone
Seppelt
St. Clement
Stags' Leap

Taylor's
Taz
The Little Penguin
The Rothbury Estate
Tollana
Two Tone Farm
Wolf Blass
Wynns
Yarra Ridge
Yellowglen

Bounty Rum
Bounty Liqueur
Czarina Vodka
Deluxe Whisky
Old Oak Brandy
Ratu's Rum
Regal Gin
Regal Whisky

Origins
Vinto
Yoshi

OUR BRANDS

FOSTER'S GROUP

Australian products

Beer

Wine

Fortified and Sherry

Spirits

Pre-mix

Non-alcohol

Cider

www.fostersgroup.com

FOSTER'S
GROUP

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 686

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Foster's completes sale of breweries in India and Vietnam"

Released: 13 September 2006

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

13 September 2006

FOSTER'S COMPLETES SALE OF BREWERIES IN INDIA AND VIETNAM

On 4 August 2006, Foster's Group Limited announced the sale of its business in Vietnam to Asia Pacific Breweries for US$105 million, and its business and the Foster's brand in India to SABMiller plc for US$120 million, conditional only on FIRB approval.

FIRB approval has been obtained and the sales were completed late yesterday. An additional amount of US$7 million was received for cash and working capital on completion.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investor Relations

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3B – Partly Paid Shares Fully Paid"

Released: 18 September 2006

Pages: 8
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	118,200 (issued at $5.83)
39	Class of +securities for which quotation is sought	Ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Partly paid ordinary shares that have become fully paid

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
2,018,844,707	Ordinary shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 September 2006
(Assistant Company Secretary)

Print name: Robert K Dudfield

== == == == ==

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"2006 Notice of Annual General Meeting"

Released: 14 September 2006

Pages: 13
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

14 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: 2006 Notice of Annual General Meeting

In accordance with Listing Rule 3.17, attached is a copy of the 2006 Notice of Annual General Meeting, Proxy Form and a Questions from Shareholders form to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Foster's Group Limited
ABN 49 007 620 886

FOSTER'S GROUP

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Foster's Group Limited will be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on Monday 23 October 2006 at 10.30 a.m.

Business:

Accounts

To consider the financial report and the reports of the Directors and of the Auditors for the financial year ended 30 June 2006.

Resolutions

Re-election of Directors

1. Mrs M L Cattermole retires by rotation in accordance with the Company's Constitution and, being eligible, offers herself for re-election.
2. Mr M G Ould retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

   Information regarding the candidates for re-election can be found in the accompanying Explanatory Notes.

Special Business:

3. **Renewed Approval to operate existing Foster's Employee Share Plans**

   The resolution set out below will be proposed as an ordinary resolution:

   'That the Directors be and are hereby authorised:

   (a) to continue to operate the Foster's Long Term Incentive Plan;

   (b) to continue to operate the Foster's Employee Share Grant Plan;

   (c) to revive the operation of the Foster's International Share Plan;

   and that issues of shares under each of the above plans are approved as an exception to ASX Listing Rule 7.1.'

4. **Approval to establish and operate the Foster's Employee Share Acquisition Plan**

   The resolution set out below will be proposed as an ordinary resolution:

   'That the Directors be and are hereby authorised:

   (a) to establish a new plan to be called the Foster's Employee Share Acquisition Plan ('Acquisition Plan'), that allows for an acquisition of shares through cash sacrifice arrangements,

   (b) to implement the Acquisition Plan:

   (i) in Australia, and

   (ii) in other countries in which employees are resident, with such modifications as are considered appropriate by the Directors to adapt to local conditions (whether as a result of local laws, regulations, tax concessions or otherwise) and which may include the making of cash awards or other arrangements to provide a substantially similar economic benefit where it is inefficient or uneconomical to implement the Acquisition Plan without modification, and

   (c) to make offers under the Acquisition Plan and to satisfy those offers and arrangements with shares acquired on the Australian Stock Exchange or issues of new shares, such issues to be approved as an exception to ASX Listing Rule 7.1.'

5. **Approval of the participation of Mr Trevor L O'Hoy, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan**

   The resolution set out below will be proposed as an ordinary resolution:

   'That the Company approve the acquisition of rights by Mr T L O'Hoy, Chief Executive Officer of the Company, under the Foster's Long Term Incentive Plan ('LTIP') for the 2006/2007 financial year in respect of up to a maximum of 454,200 ordinary shares in the Company, subject to the attainment of the relevant performance standards prescribed under the LTIP.'

6. **Adoption of the Remuneration Report for the year ended 30 June 2006**

   To consider and put to a non-binding vote the following resolution:

   'That the Remuneration Report required by section 300A of the Corporations Act, as contained in the Directors' Report of the Company, for the year ended 30 June 2006 be adopted.'

By Order of the Board,

Martin M Hudson,
Secretary.
Melbourne, 6 September 2006

Information for Members

1. The Company has determined in accordance with the Corporations Act, that for the purpose of voting at the meeting, shares will be taken to be held by those who hold them at 10.30 a.m. on Saturday, 21 October 2006.
2. A member entitled to attend and vote at the meeting may appoint a proxy. The person appointed as a proxy may be an individual or a body corporate. If entitled to cast two or more votes, the member may appoint one or two proxies.
3. Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the member's voting rights. If the proportion is not specified, each proxy may exercise half of the member's voting rights. Fractional votes will be disregarded.
4. Please read carefully the instructions on the Proxy Form and consider how you wish to direct the proxy to vote on your behalf. You may direct the proxy to vote "for", "against" or "abstain" from voting on each resolution or you may leave the decision to the appointed proxy after discussion at the meeting.
5. A proxy need not be a member of the Company.
6. The Proxy Form must be signed by the member or the member's attorney. Proxies given by corporations must be signed in accordance with the corporation's constituent documents, or as authorised by the Corporations Act.
7. To be valid, the Proxy Form must be lodged at least 48 hours before the time for holding the meeting by one of the following methods:
   (a) by mail or in person at the registered office of the Company or the office of the Company's Share Registry:

   Computershare Investor Services Pty Limited
   GPO Box 242, Melbourne, Victoria 3001;

   or

   Yarra Falls, 452 Johnston Street,
   Abbotsford, Victoria 3067, Australia;

   (b) by facsimile to the Company's Share Registry on (03) 9473 2555; or

   (c) electronically, by visiting www.fostersgroup.com and clicking on 'AGM Proxy'.
8. If the Proxy Form is executed under a power of attorney that has not been noted by the Company, the power of attorney must accompany the Proxy Form.
9. In the case of joint shareholders, the names of all joint shareholders should be shown and all joint shareholders should sign the Proxy Form.

Corporations

A corporation that is a member or a proxy may elect to appoint a representative in accordance with the Corporations Act, in which case the Company will require written proof of the representative's appointment, which must be lodged with or presented to the Company before the meeting.

Voting

In accordance with the ASX Listing Rules, any vote cast on:

(a) Resolutions 3 and 4 by any of the Directors or their associates (including any undirected proxies held by Directors other than the person chairing the meeting); and

(b) Resolution 5 by Mr O'Hoy or any associate of him;

will be disregarded, provided that it need not be disregarded if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Explanatory Notes

RESOLUTION 1
Re-election of Mrs M L Cattermole as a Director

Mrs Lyndsey Cattermole AM, B.Sc., FACS is a non-executive Director and has been a member of the Board since October 1999. She is 58 years of age. Mrs Cattermole is also a director of Tattersall's Limited.

Mrs Cattermole has had extensive information technology and telecommunications experience. She was a founder and a former Executive Director of Aspect Computing Pty Ltd and later of the Kaz Group Limited. Her experience in the identification and successful development of such an innovative business opportunity continues to be of great value. She also has had a number of significant appointments to government, hospital and research boards and committees.

Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

Mrs Cattermole is considered by the Board to be an independent Director.

An assessment of the performance of Mrs Cattermole has been conducted in the context of her skills, experience, knowledge, understanding of Foster's businesses and the diversity represented on the Board. Further to that assessment, the Directors make the recommendation below.

Directors' Recommendation

The Directors (other than Mrs Cattermole who abstained because of her interest in the resolution) have resolved to recommend that shareholders vote in favour of the re-election of Mrs Cattermole. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 2
Re-election of Mr M G Ould as a Director

Mr Max Ould B.Ec. is a non-executive Director and has been a member of the Board since February 2004. He is 59 years of age. Mr Ould is also a Director of The Australian Gas Light Company, Pacific Brands Limited and Chairman of Goodman Fielder Limited.

Mr Ould has had extensive experience in the fast moving consumer goods industry, including in many enterprises that derive their products from agricultural sources. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company.

Mr Ould is the Chairperson of the Human Resources Committee and a member of the Risk and Compliance Committee.

Mr Ould is considered by the Board to be an independent Director.

An assessment of the performance of Mr Ould has been conducted in the context of his skills, experience, knowledge, understanding of Foster's businesses and the diversity represented on the Board. Further to that assessment, the Directors make the recommendation below.

Directors' Recommendation

The Directors (other than Mr Ould who abstained because of his interest in the resolution) have resolved to recommend that shareholders vote in favour of the re-election of Mr Ould. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 3
Renewed Approval to operate existing Foster's Employee Share Plans

The Board is of the view that a successful employee incentive scheme is an essential component of any comprehensive human resources policy that aims to enhance the future prospects of the Company. The existing plans that Foster's currently operates, namely the Long Term Incentive Plan ('LTIP') and the Employee Share Grant Plan ('Share Grant Plan'), have provided a good framework for the Company to motivate its employees. Shareholders are asked to renew the mandate to operate existing equity-based incentive schemes and arrangements under which employees of Foster's Group Limited ('Foster's' or 'Company') and its subsidiaries (collectively 'Foster's Group') may acquire ordinary shares in Foster's so that issues of shares under those schemes and arrangements are approved as an exception to ASX Listing Rule 7.1.

Foster's also previously operated the Foster's International Employee Share Plan (No. 1) ('International Plan') in certain jurisdictions overseas until that Plan was replaced with the Share Grant Plan. As the International Plan has similar features to the new Employee Share Acquisition Plan ('Acquisition Plan') proposed by Foster's (refer Resolution 4), the Company intends to revive and, to the extent applicable (and in certain overseas jurisdictions where the International Plan may be more suitable than the Acquisition Plan due to local regulatory issues), make offers under the International Plan rather than under the Acquisition Plan. Accordingly, shareholders are also asked to renew the mandate for Foster's to operate the International Plan so that issues of shares under the International Plan are approved as an exception to ASX Listing Rule 7.1.

A description of the LTIP, the Share Grant Plan and the International Plan is set out below. Copies of the plans are available for inspection at the Company's registered office and will be provided without charge to shareholders on request.

Under ASX Listing Rule 7.1, a listed company must not issue or agree to issue equity securities exceeding 15% of its capital on issue in the previous 12 months unless it obtains the approval of its shareholders. One of the exceptions to this listing rule is that any issue of shares under an employee share scheme within 3 years of the scheme being approved as an exception to ASX Listing Rule 7.1 will not be counted in that 15% limit.

Accordingly, shareholders are also requested to approve issues of shares under the LTIP, the Share Grant Plan and the International Plan as an exception to ASX Listing Rule 7.1.

3.1 Long Term Incentive Plan (LTIP)

History and Establishment

Offers under the LTIP have been made each year since the LTIP was established in 1998. A participant's entitlement to shares under those offers is subject to the achievement of performance standards and provided the shares are not forfeited in accordance with the LTIP, as described below. The LTIP was last approved for the purposes of the exception to ASX Listing Rule 7.1 at the Foster's Annual General Meeting in 2003 and, since that approval, Foster's have granted rights under the LTIP to acquire up to 15,201,800 shares in Foster's.

Description

As its name suggests, the LTIP is designed to provide a long term incentive to key staff based on the Company's share returns exceeding those of comparable companies over a sustained period.

Participation in the LTIP is extended to selected individuals who have the capacity to make an impact on the long term performance of the Company. Grants made under the LTIP entitle a participant to receive Foster's ordinary shares if the performance standards specified in the grant are met. Each grant will also specify the minimum and maximum number of shares that the participant may receive if the performance conditions are satisfied.

Upon satisfaction of those performance standards, the Company will issue shares to the LTIP trustee which will hold those shares for and on behalf of the participant for a maximum of 10 years, or until the participant leaves the employment of the Foster's Group prior to that period (whichever occurs first), at which point the shares will be transferred by the LTIP trustee to the participant or as directed by the participant. Participants do not make any monetary payment to the Company for the issue of the shares.

Whilst the shares are held on behalf of the participant, the participant will receive dividends and participate in share issues. Participants can also direct the LTIP trustee on how to vote at general meetings and participate in rights issues, provided the participant provides the requisite funds to participate in the rights issue.

Provided their shares have not been forfeited under the LTIP as a result of the participant being dismissed with cause, declared bankrupt, or committing any act of fraud, defalcation or misconduct which brings the Foster's Group into disrepute, participants can instruct the LTIP trustee at any time to transfer their shares.

Performance Condition

The performance period for grants under the LTIP is 3 years or such other period determined by the Board. Following amendments to the LTIP in 2005, the performance period for offers made in 2005 and subsequent years will lapse if the minimum performance level is not obtained after the initial performance period. The initial 3 year performance period for LTIP offers made prior to 2005 may be extended by up to 2 years at the discretion of the Board.

Performance Standard

The performance standard applied over the performance period is the Company's total shareholder return ('TSR') performance relative to the TSR performance of peer companies.

TSR performance is expressed as the percentage change over the performance period between the volume weighted average price of a company's shares at the commencement of the performance period and the volume weighted average price of a company's shares at the end of the performance period, assuming all dividends and other distributions paid during the performance period are reinvested in the company's shares. Foster's and each peer company are then ranked according to their TSR performance in descending order.

Previously, grants were made on the basis that there was only one peer group, comprising Australian companies and comparable international beverage companies. For the 2006 and future offers, the peer group has been selected on similar principles but will be split into 2 groups. Half of each participant's maximum share entitlement will be measured against Foster's performance relative to Australian non-beverage companies, with the other half to be measured independently against the performance of international alcoholic beverage companies. This change ensures that

participants will only receive their maximum entitlement under their LTIP grant if Foster's has outperformed both peer groups and not where it has not performed adequately against one of the peer groups.

Furthermore, the change is likely to increase the focus of participants on the Company's performance relative to international peers, thus increasing the relevance of the LTIP to international participants. This will also align the LTIP more closely with the Company's objective of becoming a leading international beverage company.

The Remuneration Report in the Company's Annual Report lists the companies in each of the peer groups in respect of the 2006 offer.

The number of shares that a participant may receive under the 2006 and future offers will depend on Foster's ranking assessed separately against the 2 peer groups at the end of the performance period. Allocations under each peer group are independent of each other. For each allocation:

- where Foster's is ranked below the median, 0% of the participant's maximum opportunity relating to that peer group is allocated;
- where Foster's is ranked at the median, 50% of the participant's maximum opportunity relating to that peer group is allocated;
- where Foster's is ranked at the 85th percentile or higher, 100% of the participant's maximum opportunity relating to that peer group is allocated;
- where Foster's is ranked between the median and 85th percentile, a proportion between 50% and 100% of the participant's maximum opportunity relating to that peer group is allocated.

An entitlement is earned only if, in the opinion of the Board, a participant's performance over the period warrants the acquisition of shares by the Trustee, on behalf of the participant.

Continued Participation

Generally, participants who leave the Foster's Group before vesting of the grants will cease participating in the LTIP. In the event that cessation of employment is as a result of retirement, redundancy, ill health, death or the participant's employer ceasing to be a Foster's Group company, the participant may be entitled to a cash payment that the Board considers appropriate having regard to the period of time which has elapsed since the offer, and the degree to which the performance standards have been achieved.

If there is a change in control of the Company, as set out in the Trust Deed, the participant is entitled to an amount that the Directors decide is appropriate in the circumstances.

Awards under the LTIP are subject to Foster's Share Trading Policy which prohibits participants from entering into "hedge" arrangements, such as derivative based contracts with third parties, under which the participant may receive an economic benefit regardless of the degree to which the performance standards have been achieved. LTIP awards will lapse where this policy is breached.

The Board's Human Resources Committee supervises the administration of the LTIP and has the right to suspend or terminate the LTIP at any time. Suspension or termination of the LTIP will not affect participants' rights or entitlement to shares under LTIP grants already offered and not vested.

Overseas

Participation in the LTIP is extended to selected individuals overseas. Grants made overseas are on a similar basis as those made in Australia, including the requirement for performance standards to be reached over an equivalent performance period in order for any shares to be allocated, except that participation is governed by a different set of rules adapted from the Australian version to accommodate the requirements of local laws and regulatory conditions.

3.2 Share Grant Plan

History and Establishment

The Share Grant Plan was established in 2004 and approved by shareholders at the 2004 Annual General Meeting of the Company. Grants have been made in each financial year since the Share Grant Plan was established and to date 1,993,939 shares have been issued under the Share Grant Plan.

Description

Under the Plan, eligible employees of the Foster's Group who meet the minimum service period of six months are granted ordinary shares up to a value of $1,000. Employees do not have to make any monetary payment for the shares. Further, the Plan is designed to qualify for concessions under Australian tax laws so there is generally no income tax implication for employees who are resident in Australia at the time the shares are acquired and who elect to avail themselves of the tax concessions. Shares issued under the Share Grant Plan are ordinary shares receiving all benefits of share ownership such as dividends.

Restriction

Employees must not transfer their shares until the earlier of 3 years after acquiring the shares and the employee leaving employment with the Foster's Group.

Financial Performance Criteria

The Plan provides that offers may be made if Foster's achieves designated financial performance targets which, unless the Board decides otherwise, will be the percentage growth in the Company's normalised consolidated net profit on a year on year basis, being at or greater than the percentage increase in the Consumer Price Index over that year.

Whilst Foster's are not required to make offers each year, it must not make more than one offer in each financial year. Foster's have made two offers under the Plan (namely in the 2004/2005 and 2005/2006 financial years).

Overseas

The Share Grant Plan also operates on a similar basis in various overseas jurisdictions but, in some cases, under slightly different rules to accommodate the requirements of local laws and regulatory conditions.

3.3 International Plan

History and Establishment

The International Plan was established in 2001 and was designed to facilitate employee share ownership in overseas jurisdictions in which it was not practicable for Foster's to operate the version of the employee share plan that operated in Australia at the time, namely the Foster's Employee Share and Option Plan.

The International Plan was last approved by shareholders at the Annual General Meeting of the Company in 2003, and since that approval 173,175 shares have been issued under it.

Description

The International Plan is a salary sacrifice type plan and invitations are made to eligible employees of the Foster's Group to acquire shares in the Company by regular authorised salary deductions from the employee's salary over a period determined by Foster's at the time of the invitation. Shares issued under the International Plan are ordinary shares receiving all benefits of share ownership such as dividends.

Restriction

Shares issued under the International Plan are registered in the name of the participating employee but the employee must not transfer their shares during a restriction period of not less than 12 months.

3.4 Directors' Recommendation

The Directors (other than Mr O'Hoy who abstained due to his personal interest in the matter) recommend that shareholders vote in favour of the resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 4
Approval to establish and operate the Foster's Employee Share Acquisition Plan

The Board has reviewed Foster's existing equity incentive arrangements so that those arrangements will reflect current market best practice in remuneration strategies and create a community of interest between the Company's employees and shareholders to maximise returns.

The Board is aware that many employees would like to use part of their regular or bonus income to acquire shares in the Company. Many listed Australian companies provide similar plans to their employees and shareholders are asked to approve a new plan to facilitate these arrangements.

Accordingly, shareholders are asked to approve the new Acquisition Plan and to approve any issues of shares under the Acquisition Plan as an exception to ASX Listing Rule 7.1.

A description of the Acquisition Plan is set out below. Copies of the draft rules for the Acquisition Plan are available for inspection at the Company's registered office and will be provided without charge to shareholders on request.

Description

The Acquisition Plan entails arrangements under which eligible employees of the Foster's Group can elect to sacrifice a portion of their cash salary, and all or any portion of their cash bonuses or other equivalent payments, to acquire ordinary shares in Foster's.

Although the rules of the Plan allow for Foster's to either issue new shares or acquire shares on market for allocation to the Trustee for and on behalf of participants, it is the Board's intention that all shares allocated under the Plan will be existing shares acquired on market to avoid a dilution of existing shareholders' equity.

Participation

Participation in the Plan is voluntary but must be over a fixed period specified by the Board (generally, 1 year). Eligible employees must elect to participate in the Plan prior to the commencement of the fixed period of participation. It is envisaged that participation will only be allowed on an annual basis.

The rules of the Plan allow for the Board to offer a discount to Employees on the price of shares acquired under the Plan. However, it is not the present intention of the Board to offer any discount in respect of shares acquired under the Acquisition Plan.

The Company will also have discretion to determine that a fixed percentage of any cash bonus or equivalent cash

incentive payment made to an employee shall be in the form of shares under the Acquisition Plan.

Restrictions and Trust Arrangement

Shares acquired under the Acquisition Plan will be held in trust until the earlier of such time when the restrictions on disposal cease to apply and when the employee ceases to be employed by the Foster's Group. The period of restriction on disposal will be 3 years or such other period determined by the Board.

The Plan is designed to enable employees to benefit from concessions available under Australian tax laws under which the employee may defer a taxable event in respect of the shares acquired for so long as the shares remain subject to a restriction on disposal.

Overseas

Participation in the Acquisition Plan is likely to be extended to eligible employees overseas on essentially the same or a similar basis as in Australia except that participation may be governed by a different set of rules to accommodate the requirements of local laws and regulatory conditions.

It is envisaged that instead of the Acquisition Plan, in the United States (and possibly other jurisdictions), Foster's may utilise the International Plan which previously operated there until it was in effect replaced by the Share Grant Plan. A summary of the terms of the International Plan is set out in Section 3.3 above.

Plan Limits

The aggregate number of shares which may be acquired under the Acquisition Plan at any one time must not, when added to:

- shares remaining partly paid or subject to an outstanding loan under Foster's previous employee share plans;
- shares which may be issued under outstanding options awarded under Foster's previous employee share and/or option plans; and
- other shares issued during the past 5 years under any Foster's employee or executive share and/or option plans (whether in Australia or overseas),

exceed 5% of the number of shares on issue at the time.

Source of Shares

Shares allocated may be existing shares acquired on the Australian Stock Exchange or newly issued shares. The ability to allocate existing shares that are purchased on the Australian Stock Exchange will enable the Company to offer participation in the Plan without diluting shareholders' equity which results from an issue of new shares.

Approval as an exception to ASX Listing Rule 7.1

The Company asks shareholders to approve issues of shares under the Acquisition Plan as an exception to ASX Listing Rule 7.1.

As the Acquisition Plan is not yet in operation, no securities have been issued under it.

Directors' Recommendation

The Directors (other than Mr O'Hoy who abstained due to his personal interest in the matter) recommend that shareholders vote in favour of the resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 5
Approval of the participation of Mr Trevor L O'Hoy, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan

Under ASX Listing Rule 10.14, a Director of the Company may only participate in an employee share plan where such participation is approved by ordinary resolution of the Company in general meeting or a waiver is granted by the ASX.

Mr O'Hoy currently participates in the Long Term Incentive Plan ('LTIP'), as do other executives as outlined in Resolution 3 above, and awards made to Mr O'Hoy are subject to the same performance standards. It is intended that Mr O'Hoy will participate in the LTIP in respect of the 2006/2007 year.

In respect of Mr O'Hoy's 2006 offer, it is proposed that he be entitled to a maximum of 454,200 shares, but only if the Company's TSR ranking is at the 85th percentile ranking or above for both peer groups. If the Company achieves a median ranking against both peer groups, it is proposed that Mr O'Hoy will be entitled to 227,100 shares. If the Company does not achieve a median ranking against either peer group, Mr O'Hoy will be entitled to no shares in respect of the 2006 offer.

Taking account of the impact of the performance hurdle and the probability of the maximum performance standard being achieved, the estimated value of the right to participate to the maximum of 454,200 shares is $1,112,790.

The time at which any such shares would be acquired would be in or around September 2009 and any shares acquired by the LTIP trustee for Mr O'Hoy under the LTIP will be at no cost to him.

ASX has granted a waiver which entitles shares to be issued to the LTIP trustee for the benefit of Mr O'Hoy as and when an obligation to issue arises. The issue of shares to Mr O'Hoy is dependent on shareholder approval of this Resolution.

Pursuant to shareholder approval at the 2005 Annual General Meeting, Mr O'Hoy obtained rights to acquire up to a maximum of 402,800 shares in respect of the 2005/2006 LTIP at no cost to him. Mr O'Hoy is the only person for the purpose of Listing Rule 10.14 who participated in the 2005/2006 LTIP. Other details of Mr O'Hoy's entitlements to acquire shares under previous LTIP offers are set out in the Remuneration Report in the Company's Annual Report.

Directors' Recommendation

The Directors (other than Mr O'Hoy who abstained because of his personal interest in the matter) have resolved that:

- in their view, the overall remuneration of Mr O'Hoy, which includes his participation in the LTIP, is reasonable having regard to the circumstances of the Company and of Mr O'Hoy; and
- it is in the best interests of the Company for Mr O'Hoy to participate in the LTIP and recommend that shareholders vote in favour of the resolution.

The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 6
Adoption of the Remuneration Report

Consistent with section 250R of the Corporations Act, shareholders are asked to consider and adopt by way of a non-binding resolution the Remuneration Report for the year ended 30 June 2006. At the meeting there will be a reasonable opportunity for discussion of the report.

The Remuneration Report is a distinct section of the annual Directors' Report which deals with the remuneration of Directors and executives (which include secretaries and senior managers) of the Company. The Remuneration Report can be located in the Company's Annual Report on pages 16 to 31. It is also available on Foster's website (www.fostersgroup.com).

The Remuneration Report includes:

- an explanation of the Board's policies in relation to the nature and level of remuneration of Directors and executives;
- a discussion of the link between executives' remuneration and the Company's performance;
- details of any element of the remuneration of Directors and executives that is dependent upon the satisfaction of a performance condition; and
- details of the total remuneration (as well as a categorised break-down of its components) of each Director of the Company and the five executives of the Company and the Group who receive the highest remuneration.

The Remuneration Report also includes additional disclosures relating to the remuneration of the Key Management Personnel of the Company and the Group, who may or may not be the five executives who received the highest remuneration for the year, in accordance with AASB 124 'Related Party Disclosures'. Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and/or the Group.

Directors' Recommendation

The Directors recommend shareholders vote in favour of the resolution. The Directors acknowledge however that they have a personal interest in some aspects of the Remuneration Report.

The Chairman intends to vote undirected proxies in favour of this resolution.


Annual General Meeting
Palladium at Crown,
Level 1, 8 Whiteman Street,
Southbank, Victoria, Australia
Monday, 23 October 2006,
at 10:30 a.m.

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4022
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

D00001
D00
FGL
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I N D

Appointment of Proxy

I/We being a member/s of Foster's Group Limited and entitled to attend and vote hereby appoint

☒ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Foster's Group Limited to be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria on Monday 23 October 2006 at 10:30am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 3 & 4 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 3 & 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of these Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 3 & 4. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 3 & 4 and your votes will not be counted in computing the required majority if a poll is called on these Items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Re-election of Mrs M L Cattermole as a Director			
Item 2	Re-election of Mr M G Ould as a Director			
Item 3	Renewed Approval to operate existing Foster's Employee Share Plans			
Item 4	Approval to establish and operate the Foster's Employee Share Acquisition Plan			
Item 5	Approval of the participation of Mr Trevor L O'Hoy, CEO of the Company, in the Foster's Long Term Incentive Plan			
Item 6	Adoption of the remuneration report			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

In accordance with the ASX Listing Rules, Directors other than the Chairman of the Meeting will not vote any undirected proxies in respect of Items 3 and 4.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

FGL 13PR

031127_00JPTI

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'X') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:30am on Monday 23 October 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

BY WEB	Visit www.fostersgroup.com and click on "AGM Proxy"
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
	Registered Office - 77 Southbank Boulevard, Southbank VIC 3006 Australia
BY FAX	61 3 9473 2555

031127_DCJPTE

FOSTER'S
GROUP

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Questions from Shareholders

The Annual General Meeting (AGM) of Foster's Group Limited will be held on Monday 23 October 2006 at 10.30am. Shareholders are invited to register questions in advance of the AGM.

This form may also be used to submit a written question to the auditor if the question is relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

In the course of the AGM we intend to respond to as many of the more frequently asked questions as is practicable. Responses to the more frequently asked questions will be available on the Foster's website after the AGM.

Shareholder questions must be received by Monday 16 October 2006. Please return the form to our Share Registry, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne Victoria 3001 or by facsimile to (613) 9645 7226. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you may email your questions to **shareholderquestions@fostersgroup.com.** If emailing please include your name and Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Shareholder's Name

Securityholder Reference Number (SRN) I

or

Holder Identification Number (HIN) X

Question/s

Please tick ☑ if it is a question directed to the Auditor

1 .... ☐

2 .... ☐

3 .... ☐

4 .... ☐

031127_00JFZD

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Rule 3.19A.2

Appendix 3Y

SUPPL

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Louis O'Hoy
Date of last notice	21 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trevor Louis O'Hoy	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	No change	15 September 2006
No. of securities held prior to change	192,290	Nil
Class	Ordinary Shares	Ordinary Shares
Number acquired	Nil	100,765
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	$6.52 per share
No. of securities held after change	192,290 (No change)	100,765
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 18 September 2006